

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2015

Via E-mail
Mr. Jonathan Litt
Chief Investment Officer
Land and Buildings
1 Landmark Square, 7th Floor
Stamford, CT 06901

>   **Re: The Macerich Company**
>   **Soliciting Material on Schedule 14A filed by Orange Capital, LLC, et al.**
>   **Filed April 23, 2015**
>   **File No. 001-12504**

Dear Mr. Litt:

We have reviewed your filing and have the following comments.

1.   In future soliciting material, please refrain from making statements that could be viewed as misleading within the meaning of Rule 14a-9. In that regard, please provide the factual foundation for your belief that "Macerich is continuing its pattern of trampling on the rights of shareholders." See Note (b) to Rule 14a-9.

2.   Please provide supplemental support for the assertion that Orange Capital and L&B have had "conversations with a substantial number of large shareholders of the Company" regarding their support for the Orange Capital/L&B agenda.

Please contact me at (202) 551-3589 or Daniel F. Duchovny, Special Counsel, at (202) 551-3619 if you have any questions regarding our comments.

>   Sincerely,

>   /s/ Tiffany Piland Posil

>   Tiffany Piland Posil
>   Special Counsel
>   Office of Mergers and Acquisitions

cc: Via E-mail
        David Rosewater, Esq.
        Schulte Roth & Zabel LLP